FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS

      Under Section 12(b) of (g) of the Securities Exchange Act of 1934


                          WINMAX TRADING GROUP, INC.
                 ____________________________________________
                (Name of Small Business Issuer in its charter)

           Florida                                65-0702554
________________________________       ___________________________________
(State or other jurisdiction of        (I.R.S. Employer Identification No.)
Incorporation or organization)



           429 Seabreeze Boulevard, Suite 227
               Fort Lauderdale, Florida                  33316
       _______________________________________          __________
      (Address of principal executive offices)         (Zip Code)

        Issuer's Telephone Number:     (954) 523-4500
                                       ________________

Securities to be registered under Section 12(b) of the Act:

       Title of each class           Name of each exchange on which
       to be registered              Each class is to be registered

            None                                  None
     ______________________          ______________________________


Securities to be registered under Section 12(g) of the Act:

                                    Common
                               ________________
                               (Title of class)

                              Table of Contents

                                    PART I

ITEM 1.     DESCRIPTION OF BUSINESS

ITEM 2.     MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

ITEM 3.     DESCRIPTION OF PROPERTY

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.     DIRECTORS, EXECUTIVE, OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.     EXECUTIVE COMPENSATION

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.     DESCRIPTION OF SECURITIES

                                   PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2.     LEGAL PROCEEDINGS

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS RECENT SALES OF UNREGISTERED SECURITIES

ITEM 4.     RECENT SALE OF UNREGISTERED SECURITIES

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS


                                   PART F/S

                                   PART III

ITEM 1.     INDEX TO EXHIBITS

                                    PART I

Item 1.     DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

     The Company was organized on September 26, 1996 under the laws of the State of Florida for the purpose of providing investment opportunities in commodities futures trading to individuals and institutional investors. The Company currently acts as the general partner, manager, and commodity pool operator of one fund, the Winmax ALPHA Fund Limited Partnership (formerly known as the Winmax S&P 500 Fund LP), a limited partnership engaged in futures commodity funds investing. The Company's business is regulated by the Commodities Futures Trading Commission ("CFTC"); it is registered as a Commodity Pool Operator and as a Commodity Trading Advisor with the CTFC. It is also a member of the National Futures Association and the Managed Funds Association. (See This PART I, Item 1, BUSINESS OF THE REGISTRANT, and its subheadings for a full discussion on the Company's business.)

Voluntary Filing of this Form 10-SB
-----------------------------------

     The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become subject to the reporting requirements of
Section 13 of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). The primary purpose is for the Company to maintain its current listing on the National Association of Securities Dealers ("NASD") Over-the Counter Bulletin Board ("OTCBB"). Under current NASD rules, an issuer cannot maintain a listing (or apply for a listing) unless it is current in its reporting obligations under Sections 13 or 15(d) of the 1934 Act. Issuers, such as the Company, were given a phase-in date for completion of the necessary Securities and Exchange Commission required filings. The phase-in date is based on its trading symbol at January 4, 1999. The Company's symbol at January 4, 1999 was "WNMX", and, as a result, its phase-in date is May 1, 2000. This means that the Company must file this form and clear S.E.C. comments, on or before that date, or it will be delisted from the OTCBB. The filing of this registration statement will trigger reporting obligations for the Company sixty (60) days from the filing date.

Forward Looking Information
---------------------------

     This registration statement contains certain forward-looking statements information relating to the Company that are based upon beliefs of the Company's Management as well as assumptions made by and information currently available to the Management. When used in this registration statement, the words anticipate, believe, estimate, expect, and similar expressions, as they related to the Company and the Company's Management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to the future events and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward looking statements.

BUSINESS OF REGISTRANT

Definitions
-----------

      The following definitions should be utilized in the understanding of disclosures made herein:

     Call Option - an option that gives the buyer the right to purchase a specified quantity of the underlying interest at a fixed price at any time during the life of the option.

     Commodities - Those things where are useful or serviceable, particularly articles of merchandise moveable in trade. Goods, wares and merchandise of any kind; articles of trade or commerce. Moveable articles of value; things that are bought and sold. Staples such as wool, cotton, etc., which are traded on a commodity exchange an on which there is trading in futures.

     Commodity Future   a Speculative transaction involving the sale for
future delivery of a staple such as wool or cotton at a predetermined price.
A contract covering the purchase and sale of a physical commodities for future delivery on a commodity exchange.

     Commodity Futures Contract   a present right to receive at a future date
a specific quantity of a given commodity for a fixed price. Commodity futures contracts are commitments to buy or sell commodities at a specified time and place in the future. The price is established when the contract is made in open auction on a futures exchange. Only a small percentage of futures trading actually leads to delivery of a commodity because a contract may change hands or be liquidated before the delivery date. Participants fall into two categories: commercial hedgers who use futures to minimize price risks inherent in their marketing operations and speculators who, employing venture capital, seek profits through price changes. Both purchase contracts with only a small margin payment. Futures prices are an indication of the direction of prices based on current market conditions. Such exchanges and transaction are regulated by the Commodity Futures Trading Commission.

     Commodity Futures Options - the right, but no the obligation, to buy or sell a futures contract at a specified price within a fixed period (such as three, six, nine months or longer.) The option buyer pays a premium to the dealer for this right, plus the ususal commission and nothing else. The option buyer does not have to be concerned about margin calls. All he can lose is the premium paid and the commission.

     Commodity Option - A right that is purchased by the option holder entitling him to either buy ("call option") from or sell to ("put option") at a stated price and within a stated time and underlying physical commodity (such a specific quantity of gold, or coffee) or a commodity futures contract relating to that commodity. The price paid for the option right is referred to as the "premium" and the price that which the option purchaser is entitled to buy or sell the underlying commodity for futures contract is referred to as the "striking price." "Exercise" is the decision of the option holder to require performance by the grantor of his obligation with respect to the underlying commodity or futures contract. The period during which an option may be exercised is specified in the contract. The "exercise date" or "expiration date" is the final day on which the option holder may exercise the option.

     Commodity Futures Trading Commission   an independent agency of the US
government established to administer the Commodity Exchange Act, an act designed to insure fair practices and honest dealing on the commodity futures exchanges and to provide a measure of control over speculative activity.

     Delta   a measure of the change in an option's price compared to the change in the underlying price of the stock; mathematical calculations comparing market price with the market volatility.

     Floor - a contract that protects the holder against a decline in prices below a certain point.

     Foreign Currency Option - An option that conveys the right to buy (in the case of a call option) or sell (put option) a specified amount of a specified foreign currency at a specified price within a specified period of time.

     Future - and agreement between two parties that commits one party to sell a commodity or security to the other at a given price and on a specified future date.

     Futures Market   Commodity exchanges where futures contacts are traded
such as the Chicago Board of Trade.

     Futures Trading   the buying and selling of futures contracts, usually on
commodity exchanges.

     Hedging - A means by which a party who deals in the purchase of commodities in large quantities for the actual delivery at some future time insures itself against unfavorable changes in the price of such commodities by entering into compensatory arrangements of counterbalancing transactions on the other side. The purchase and sale of options and futures solely for the purpose of establishing a known price level. A transaction where an identified forward exchange contract is locked into an identified agreement to purchase or sell goods in the future.

     Index - statistical method of tracking or measuring changes in the economy and movement in stock markets. Usually keyed to a based year or month
or other period of comparison.   The Standard & Poor's Index (the "S&P500
Index") contains the market value of the 500 largest companies in the Unites States; the Dow Jones Index (the "Dow") does the same.

     Index Fund   a mutual fund whose portfolio is designed to match the
performance of a broad based index such as the Standard & Poor's Index, and whose performance therefore mirrors the market as reflected by the index.

     Index Option   A type of security in which the holder has the right to
buy or sell, for a specified price at a specified future date, a theoretical interest in stocks making up the index. The option is exercised in cash, in an amount equal to the difference between the closing level of the index on the exercise date and the exercise price of the option multiplied by the index "multiplier".

     Limit - the maximum amount a futures price may move up or down, in any one trading day.

     Long - the purchase of a futures contract to establish a market position that has not been closed out through an offsetting sale; opposite of short.

     Margin - in futures trading, a good faith deposit to guarantee fulfillment of the purchase or sale obligation.

     Margin Call - a demand for additional cash because of an unfavorable movement in a price.

     Options on Futures - options that give the buyer the right but not the obligation to buy or sell a particular futures contract at a stated price at any time prior to a specified date.

     Position - an interest in the market in the form of open contracts, either long or short.

     Put Option - an option that gives the buyer the right to sell a specified quantity of the underlying interest at a fixed price at any time during the life of the option.

     Short - a futures contract sold to establish a market position that has not been closed out through an offsetting purchase; opposite of long.

     Short Sale   a contract for sale of shares of stock which the seller does not own, or certificates for which are not within his control, so as to be available for delivery at the time when, under rules of the exchange, delivery must be made.

     Speculating -assuming the price risk that hedgers are seeking to minimize.

     Straddle - the simultaneous purchase of a put and a call on the same stock with identical expiration price and expiration month.

     Standard & Poor 500 Index - contains the market value of the 500 largest companies in the United States.

     Technical Analysis - attempts to predict future price movements by analyzing the past sequence of prices, volumes, etc.

Principal Products or Services and Their Market
-----------------------------------------------

INTRODUCTION

      The Company currently acts as a general partner of one limited partnership called the Winmax ALPHA Fund LP (the "ALPHA Fund") which raises capital for investment in commodity futures trading. The ALPHA Fund was organized in November of 1996, and has approximately $2.05 Million invested by its partners with approximately $99,000 invested by the Company. The Company receives 25% of the new profits of the ALPHA Fund as its fee for managing the partnership, interest on the Fund's assets, plus approximately a $14 commission per trade. (See this Part I, Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.) Although the trading of commodities is highly speculative, the Company believes that its experience, knowledge and proprietary trading system developed by one of the members of Management will generate profit for the limited partnership and the Company as a result.

INDUSTRY BACKGROUND

     Future trading exists to shift price risk from producers and manufacturers to speculators. The professionally managed futures fund industry has continuously grown from its early beginnings in the 1980's to a multi billion dollar industry today. Professionally managed commodity trading has increased from $14 billion in 1990 to over $39 billion in 1998. This trend is expected to continue as the industry gains wide-spread acceptance. The Company hopes to capitalize on the increasing popularity of the industry combined with its proprietary trading approach by providing management and trading services for commodities funds, currently only the ALPHA Fund. The Company based the foregoing on information provided by the National Futures Association, the Managed Funds Association, and Managed Account Reports.

PRINCIPAL SERVICE: THE ALPHA FUND

      The Company acts as the manager, commodity pool operator, and the general partner to one futures commodity fund, the ALPHA Fund, with approximately 42 limited partners each of whom invested a minimum of $20,000. The ALPHA Fund is a Delaware limited partnership established for the purpose of trading, investing, buying and selling (including short sales) or otherwise acquiring, holding, or disposing of futures contracts, options on futures contracts, and all rights therein and thereon. The Company makes all trading decisions for the ALPHA Fund. Its investment objective is to achieve appreciation of its assets through trading and investment with rigorous risk management. The ALPHA Fund trades exclusively in futures and options on futures in the Standard & Poor 500 ("S&P500") index and related indexes such as Value-Line and MidCap, and had $2,056,609 in assets as of the January 31, 2000 which are traded using a 50% stop loss level. The Company's Executive Vice-President, Secretary, and Director, and the principal trader for the ALPHA Fund, Igor A. Klaehre ("Klaehre"), has extensive experience in successfully trading futures and options. Klaehre utilizes a proprietary technical system that he has developed over years of extensive use. (See various other discussions under this Part I, Item 1. BUSINESS OF THE REGISTRANT including Proprietary Trading System, as well as the discussion under ITEM 5. DIRECTORS, EXECUTIVE, OFFICERS, PROMOTERS AND CONTROL PERSONS.)

            THE ALPHA FUND IS THE COMPANY'S ONLY BUSINESS OPERATIONS AS
               OF THE DATE OF THIS REGISTRATION STATEMENT.

HISTORICAL OVERVIEW OF THE ALPHA FUND: FUNDING AND PERFORMANCE

      The ALPHA Fund was initially funded in May of 1997 at its inception as a limited partnership offering up to $20,000,000 in partnership interests with approximately $50,000 from the initial limited partners. At December 31, 1997 the ALPHA Fund had $281,554 (including 24.13% net trading profits for 1997)in net assets which was the result of approximately $40,918 in net income to the ALPHA Fund for that period ended and capital contributions throughout 1997 of $190,635. There were no withdrawals made in 1997. The net assets grew to $664,240 in December of 1998 which reflected net income of approximately $93,678 (34%), capital contributions of $367,837, less redemptions of
approximately $78,828.   As of December 31, 1999, net assets of the ALPHA Fund
equaled: $2,024,574 as a result of net income of $73,809 (10.69%), capital contributions of $1,859,692 less $573,167 in redemptions of interest.

     The ALPHA Fund has the following performance record as filed with the National Future's Association(although past performance is not indicative of future results):

                   THE WINMAX ALPHA FUND PERFORMANCE RECORD
______________________________________________________________________________
Percentage rate return (compounded
on a compounded monthly basis)       1997      1998       1999        2000
-------------------------------  ---------- ---------- ----------- ----------
     January                                     3.84%      -0.87%      8.27%
     February                                   -0.17%       6.61%
     March                                       2.06%       0.05%
     April                                      13.67%       7.51%
     May                                         8.46%       4.16%
     June                            5.29%       0.99%      -1.55%
     July                            0.56%       1.28%      -0.06%
     August                          5.00%       1.98%       0.66%
     September                      15.84%     -14.29%       0.63%
     October                        -7.29%      13.79%      -7.74%
     November                        1.99%       0.50%       0.86%
     December                        1.93%       0.86%       0.71%
_____________________________________________________________________________
    Year To Date                   +24.13%     +34.50%     +10.60%    +8.27%
_____________________________________________________________________________
    Rate of Return Since Inception (32 Months) 95.46%


     The following rankings have been published by independent reporting agencies:

                                  RANKINGS
-----------------------------------------------------------------------------
Ranked:       For Time Period:    % Earning for Period        Published:
-------       ----------------    --------------------        ----------

Ranked #6*       September          15.84%                    September 1997
Ranked #1*       12 Months          61.90%                    May 1998
Ranked #6*       12 Months          55.29%                    June 1998
Ranked #2*       12 Months          56.41%                    July 1998
Ranked #1*       October            13.79%                    October 1998
Ranked #7*       12 Months          37.12%                    February 1999
Ranked #6*       May                 4.16%                    May 1999
Ranked #3**      25 months          83.30%(monthly win rate)  May 1999
-----------------------------------------------------------------------------
* From MAR- Managed Accounts Report, New York
**From Stark Report, LaJolla, California


TARGET MARKETS

      Today's commodities market consists primarily of two main segments: the retail market and the institutional market. The ALPHA Fund solicits clients in both areas: the retail or individual investor (currently its principal target market), and the larger investment firms. The Company believes the ALPHA Fund it is unique in targeting the retail market which is often overlooked for managed commodities. Although the Company, as general partner and fund manager, certainly hopes to attract institutional investors, it attributes ALPHA Fund's success to date to the retail investor and the Company's unique trading system and believes that the commodity futures industry is going to develop in much the same way that mutual funds gained popularity over the past 15 years. The Company's belief is supported by the growth in the futures funds from the large clearing houses like Merrill Lynch and Morgan Stanley Dan Witter.

     Assuming ALPHA Fund's trading record continues to be favorable, it is anticipated that interest from institutional investors will be generated. Typically, this takes place after 36 months of established records of technical index trading. In order to balance the financial composition of the ALPHA Fund, the Company, as its general partner and manager, is ultimately seeking a 50/50 ratio of both investor groups. The ALPHA Fund currently has 32 months of technical index trading history.

FUTURES COMMISSION MERCHANT

     Lind-Waldock & Company ("Lind-Waldock") currently acts as the ALPHA Fund's Future's Commission Merchant ("FCM") and provides for order execution through their presence at the exchange. The ALPHA Fund may engage additional FCMs in the future. Lind Waldock is an Illinois corporation and is registered with the CFTC as an FCM since 1982 and is a member in good standing. Lind Waldock has been continuously conducting business as an FCM since 1965 and is located in Chicago. It is a clearing member of the Chicago Board of Trade, the Chicago Mercantile Exchange, and other principal commodities exchanges. Through affiliations with other international firms, Lind Waldock has access to all international commodity exchanges. Lind Waldock has from time to time recommended the ALPHA Fund and such recommendations have directly resulted in five new limited partners in the ALPHA Fund.

UNIQUE AND PROPRIETARY TRADING SYSTEM

     The ALPHA Fund's trading system, developed by Klaehre, employs a two tiered approach: (1) find market inefficiencies and implement futures and options trades based on these inefficiencies; and (2) maintain market neutrality along with intensive risk management. Although the system is basically technical, fundamental analysis is used as the basis for selecting
and evaluating the trades.   Real time market signals are processed through
sophisticated, selective, pattern-recognition computer models (software), which evaluate the market and provide trading recommendations. Volatility is an important factor in the models. Recommendations made in markets with high volatility will differ from those in more stable markets. The ALPHA Fund then employs a second set of filters to evaluate the trades for which the computer models indicate a high confidence pattern. If both analyses are positive, the ALPHA Fund may initiate a position in the market.

     The ALPHA Fund's system is neither long nor short and does not follow trends. It is rather a delta or neutral market, buying and selling futures option on both sides of the market. These options contracts, together, form one position which is neither long nor short, but "at" the market. Trading results are aimed at non-correlation to both the stock market and to the vast majority of trend following managed futures strategies. The ALPHA Fund is, therefore, a useful tool in diversifying portfolios of both securities and managed commodity futures products.

     Another aspect to the Company's proprietary system for managing the ALPHA Fund (or any other fund in which it may become a managing partner in the future) is that positions are hedged at all times. Most trading activity occurs after the initial position is put into place in order to protect the position and maintain a neutral delta. Hedging is done with both commodity options and futures contracts. In addition, the use of options in initial positions provides further softening of futures volatility and adds an element of yield enhancement.

     Any highly liquid market can provide a stable trading environment for the
Company's proprietary trading system.     The Company intends to continue to
utilize Klaehre's trading techniques with the ALPHA Fund and in any other fund it may establish and manage in the future.

SUMMARY OF THE ALPHA FUND LIMITED PARTNERSHIP AGREEMENT WITH THE COMPANY

     The Company is a party to a Limited Partnership Agreement in connection with its role of General Partner in the ALPHA Fund. The material terms and conditions of the Limited Partnership Agreement (the "Partnership Agreement") between the Company (as general partner) and its limited partners (currently numbering 42)(the "Limited Partner(s)" are set forth below. Because the partnership has been referred to as the "ALPHA Fund", it shall continue to be referred to in the same manner and any reference to the ALPHA Fund continues to mean the Winmax Alpha Fund Limited Partnership. In each place where the generic term the "General Partner" is utilized, it also means the Company. The following are applicable to all limited partners notwithstanding differences in each limited partners investment(s) and investment date(s).

     1. Nature of the Alpha Fund: The Alpha Fund was formed under the Delaware revised Uniform Limited Partnership Act. A limited partner's capital contribution to the ALPHA Fund is subject to the risks of the ALPHA Fund's business but a limited partner is not personally liable for any debts or losses of the ALPHA Funds beyond the amount of its capital contribution and profits attributable thereto, if any. Under certain circumstances, the general partner (the Company) may establish a reserve for contingent liabilities. In such event, the amount receivable by a limited partner on redemption of its interest will be reduced by its proportionate share of the reserve. A limited partner who receives an unlawful distribution from the ALPHA Fund may be liable to the ALPHA Fund for the amount of the distribution. The General Partner will be liable for all obligations of the ALPHA Fund to the extent that the assets of the ALPHA Fund are insufficient to discharge
such obligations.   The death, insolvency or dissolution of a limited partner
cannot terminate or dissolve the ALPHA Fund, and neither a limited partner or a representative of a deceased, insolvent or dissolved limited partner has a right to withdraw such limited partner's interest except in accordance with the Partnership Agreement. Each limited partner, in the event of death, insolvency or dissolution, waives on behalf of itself, its estate, and or legal representatives the furnishing of any inventory, accounting, or appraisal of ALPHA Fund assets or any right to audit or examination of the books of the ALPHA Fund.

     2. Management of the ALPHA Fund's Affairs: the limited partners will not participate in the management or operations of the ALPHA Fund and any such participation by a limited partner could jeopardize the limited liability of the limited partner. Responsibility for managing the ALPHA Fund, including investment decisions, is vested solely in the General Partner (the Company). Responsibilities of the General Partner include, but are not limited to, the opening of bank and brokerage accounts, paying or authorizing payment of distributions to the limited partners and expenses of the ALPHA Fund, trading or investing of funds of the ALPHA Fund not being used a cash margin deposits; borrowing money; administering redemption of interests; causing reports to be prepared and delivered to limited partners; selection and maintenance of relationships with banks, brokerages, and dealers; execution of documents on behalf of the ALPHA Fund and its limited partners pursuant to powers of attorney; and supervising the liquidation of the ALPHA Fund if an event causing termination occurs. The execution of the Partnership Agreement appoints the General Partner with power of substitution, each limited partners attorney in fact to facilitate the execution of various documents. Documents which may be executed on behalf of the Partnership Agreement pursuant to such Power of Attorney include without limitation other than the fiduciary responsibility of the General Partner and the expressed provisions of the Partnership Agreement, amendments to the Partnership Agreement, and the Certificate of Limited Partnership.

     3. Partnership Accounting; Sharing of Profits and Losses: Each partner including the General Partner, will have a capital account with an initial balance equal to the amount of the partner's initial capital contribution. Each partner's capital account shall be increased by the amount of any additional capital contributions and reduced by distributions and by the amount paid to a limited partner on redemption of all or part of his interest. Each month the ALPHA Fund's net assets and profits and losses will be determined, profit or loss for each partner's respective interest will be calculated and appropriate charges and credits made to the capital account of each partner in the ratio that the balance of such partner's capital account bore to the aggregate balance of all capital accounts as of the beginning of the month. Capital contributions are credited to each limited partner's capital account as of the beginning of the month following the later of (i) the month in which the capital contributions are received by the ALPHA Fund, or (ii) the month in which the related subscriptions are accepted by the General Partner.

     In general, all items of income, gain, deduction, and loss shall be allocated for federal income tax purposes as of the end of each fiscal year in such manner as to reflect as nearly as possible the amounts credited or charged to each partner's capital account, provided that unrealized gains and losses which have been credited or charged to a partner's capital account, when realized for federal income tax purposes, shall be allocated as nearly as possible to reflect such prior allocation to a partner's capital account.

     4. Distributions: the Partnership Agreement gives the General Partner sole discretion in determining distributions (other than distributions in redemption of interest), if any, the ALPHA Fund will make to partners, provided that all distributions to limited partners shall be pro rata in accordance with each partner's respective capital account. There is no requirement for periodic or regular cash distributions and the General Partner does not intend to make any such distributions.

     5. Reserves: Appropriate reserves may be created, accrued, and charged against the net assets of the ALPHA Fund and proportionately against the capital accounts of the partners for contingent liabilities, if any, as of the date any such contingent liability becomes known to the General Partner, such reserves to be in the amounts which the General Partner in its sole discretion deems necessary.

     6. Redemptions: a request for redemption in proper form must be delivered to the General Partner and the General Partner will cause the ALPHA Fund to redeem for cash all or a portion in an amount greater than $5,000 of a limited partner's interest in an amount equal to the balance of the limited partner's capital account relating to the portion of the interest to be, (after taking into account the monthly allocations to the capital account provided for in the Partnership Agreement) less any money owing by such limited partner to the ALPHA Fund. Such redemption shall occur at the close of business of the last day of any month. The redemption value is calculated on such day in an amount that is determined by the ALPHA Fund's total Net Asset value divided by the individual's interest (percentage) that is to be redeemed. The ALPHA Fund's net asset value is the ALPHA Fund's assets minus its liabilities including any unrealized profits or losses on the ALPHA Fund's opening position. The Partnership Agreement further also defines the rights and terms by which the General Partner to cause the ALPHA Fund to redeem a limited partner's interest, the date of redemption payments, special circumstances regarding redemption, and prohibitions under Delaware statutes regarding distributions to limited partners.

     7. Withdrawals: The Partnership Agreement does not permit the limited partners to withdraw their capital contribution or net profits except through redemption of their interest or termination of the ALPHA Fund.

     8. Additional Partners: The Partnership Agreement provides that the General Partner may admit additional limited partners as of the first day of each month upon payment of a capital contribution to the ALPHA Fund of at least $20,000 or such lesser amount as the General Partner may permit.

     9. Restrictions on Assignment: The Partnership Agreement provides that interests may not be assigned, transferred or encumbered without prior written consent of the General Partner.

     10. Termination of the ALPHA Fund: the affairs of the ALPHA Fund will be wound up and the ALPHA Fund will be liquidated as soon as practicable upon the first to occur of the following: (i) December 31, 2020; (ii) any of the "events of withdrawal" specified under Section 17-402 of the Delaware Limited Partnership Act, (such as the withdrawal, insolvency, or dissolution, of the General Partner); (iii) the Net Assets of the ALPHA Fund at the end of any day drop below 50% of the Net Assets at the commencement of the ALPHA Fund operations, or after the ALPHA Fund's first full calendar month, to below the ALPHA Fund's Net Assets at the end of any previous calendar month; (iv) any event which shall make it unlawful for the existence of the ALPHA Fund to be continued; or (v) the General Partner elects to terminate the ALPHA Fund at any time for any reason in its absolute and sole discretion.

     11. Amendments. If at any time during the ALPHA Fund's existence the General Partner shall deem it necessary or desirable to amend the Partnership Agreement, such amendment shall be effective only if embodied in an instrument signed by the General Partner and by the Limited Partners, and if made in accordance with and to the extent permissible under the Delaware Limited Partnership Act. In addition the ALPHA Fund Partnership Agreement may be amended by the General Partner alone with notice to each individual limited partner, for certain specified purposes, including the curing of ambiguities and inconsistencies and the making of any changes required by governmental agencies and authorities for the benefit and protection of the Limited Partners. The Partnership Agreement prohibits any amendment that would cause the ALPHA Fund to become a general partnership, change the liabilities of the partners so as to materially and adversely affect any partner, change any partner's share of the profits or losses of the ALPHA Fund without such partner's consent, extend the duration of the ALPHA Fund.

     12. Reports to Limited Partners. Each limited partner will be furnished with a report of the ALPHA Fund's activities on a monthly basis. Each limited partner will be furnished with certified audited financial statements of the ALPHA Fund within 90 days of the end of the calendar year. Also, within 90 days after the close of each of each fiscal year, the General Partner will report to each limited partner the ALPHA Fund related tax information necessary for the preparation of the limited partner's federal income tax return. Information regarding positions held by the ALPHA Fund, to the extent deemed proprietary or confidential by the General Partner, will not be made available to limited partners except as required by law.

     13. The General Partner is required to maintain an interest in the ALPHA Fund equal to 1% of aggregate capital contributions or $200,000 which ever is lesser. The General Partner may withdraw (through redemption procedures) only the portion of interest which is in excess of its require partnership interest. The General Partners interest shall enjoy all rights and privileges and is subject to all limitations and duties of the limited partners in respect to its interests.

TECHNOLOGY- EFFECTS OF YEAR 2000

     All operations of the Company pertaining to the trading and administration of the ALPHA Fund, are computerized. The Company utilizes the latest communications technology with regard to trade order execution such as a multitude high speed computer system, and advanced chart tracking software program. (The software programs are not specially designed programs; the Company uses software which is commercially available.) The Company accesses cable and satellite feed lines which provide real-time market quotes on a 24 hour basis. Trading orders are facilitated by direct state of the art ISDN communications links to clearing brokers allowing nearly instant order execution and confirmation (6 to 10 seconds). The Company also has complete e-mail facilities which are available to clients and business partners by way of the Internet. Daily accounting and document preparation are accomplished on the Company's in-house computer system and laser equipment, which are up to date. The Company is extremely reliant on computer technology for the conduct of its business. The Company has suffered no Year 2000 effects.

FUTURE PLANS FOR DISTRIBUTION OF THE COMPANY'S SERVICES

     The Company intends to diversify its business operations by organizing other funds. The technical trading system developed by the Company can be adapted for use in a variety of commodity markets. The ALPHA Fund's current limited partners will be the Company's first choice as prospects for alternative commodity funds such as Dow Jones, agricultural, currencies, etc.

     The Company also intends to diversify into other types of funds, and recently announced its intent to establish a "multi-advisor hedge fund" sometime in the near future through a newly formed subsidiary. The Company, however, will devote the majority of its efforts over the next year to successfully managing the ALPHA Fund. (See Status of any Publicly Announced New Products or Services, below.)

Distribution Methods of the Products or Service
-----------------------------------------------

     The Company currently has only one business, management of the ALPHA Fund. In general, any distribution of the Company's services will be effected through organization of additional funds. The Company, however, in its capacity as ALPHA Fund's general partner and fund manager, is responsible for attracting new investment into the ALPHA Fund and is extremely limited in the manner in which it may do so. The ALPHA Fund is offering up to $20,000,000 in partnership interests pursuant to the exemption provided for under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933 which does not limit proceeds. However, the exemption does: (1) limit offers to up to 35 "non-accredited" investors, and unlimited "accredited" investors; (2) specify disclosure requirements which must be provided to investors; (3) prohibits general solicitation and advertising; and (4) requires the issuer use reasonable care to determine that purchasers would not be deemed "statutory underwriters". The Company, as general partner to the fund, must take care to comply with the foregoing regulations as well as regulations imposed by the CFTC when offering partnership interests on the ALPHA Fund's behalf. There are currently 42 limited partners in the ALPHA Fund, of which 35 are "accredited".

     The Company, as the ALPHA Fund's general partner, provides prospective investors with disclosure information in an offering memorandum complying with National Future's Association ("NFA") rules, as well as regulations imposed by the Commodities Futures Trading Commission ("CFTC"). Such Memorandum must be updated and is reviewed by the NFA every 9 months pursuant to NFA regulations. Each prospective investor receives a copy of the ALPHA Fund Offering Memorandum for review, prior to any sales presentation, and must execute suitability questionnaires in connection with their proposed investment. The Company is prohibited from using general solicitation for attracting new investment to the ALPHA Fund. The Company, as the ALPHA Fund manager, admits new investors based on referrals and word-of-mouth; it also receives additional investment from current limited partners from time to time. The Company relies on some of the following to stimulate interest in the ALPHA
Fund:

     1. Reputation in the Industry/Published Reports. The Company is building a results orientated reputation in the industry and believes reputation will prove to be its strongest marketing tool. ALPHA Fund performance information and reports have appeared in industry periodicals which have stimulated interest in the ALPHA Fund. Some of these reports include: The ALPHA Fund was rated as one of the top ten performing funds and pools for the May 31, 1998 in "Managed Accounts Reports", Issue No. 232, June 1998. The periodical considers itself a global source for managed futures. In May of 1999, "Managed Account Reports" ranked the ALPHA Fund as Number 6 with a return of 4.16%, and in "Stark Report" of La Jolla, California it was ranked #3 for percentage of profitable months since inception. BRIDGE NEWS, a financial publication/news services similar to Reuters or Bloomberg, spotlighted the ALPHA Fund in its July 1999 report with a favorable one page report. The October 1999 issue of FUTURES MAGAZINE, in an article written by its Senior Editor, named the Company the "Hot New Trading Advisor of the Year". The ALPHA Fund attributes 45% of its new business to current limited partners who are pleased with the ALPHA Fund's performance and have elected to make additional contributions, individuals it considers referrals, and individuals who have heard of the ALPHA Fund through word-of-mouth and via the industry reports.

     2. Marketing Personnel. The Company has hired Ms. Ruth Horn as Vice-President of Sales and Marketing. In such capacity, Ms. Horn refers individuals known to her through her many years in the industry to the ALPHA Fund. She also has the responsibility of maintaining investor communications through telephone, mail and internet as well as managing the Company's web site. The Company attributes 20% of its new business in the ALPHA Fund to Ms. Horn's efforts. The Company has also recently appointed a new director, Mr. Paul Olin, who has a strong background in the industry and will be instrumental in introducing institutional investors, asset allocations firms, and accredited investors to the Company.(See DIRECTORS, EXECUTIVE, OFFICERS, PROMOTERS AND CONTROL PERSONS.)

     3.  WEB Site.  The Company has maintains a web site at
www.winmaxgroup.com.   The site was established to report performance and
other information about the ALPHA Fund to current and potential investors. Although the Company does not have a counter on its site and does not know how many hits it receives each month, it attributes new investment interest of approximately 20% to the availability of on-line information via the web site. The Company is not using its website to solicit investors and so states specifically on its home page. The Company is required, however, by the NFA to post a copy of the ALPHA Fund Limited Partnership Disclosure Document on the website, along with a disclaimer on the page which publishes the monthly performance results asking each individual viewing the information to acknowledge their familiarity with the ALPHA Fund's disclosure information.

     4. Asset Managers/Commodities Brokers: The Company relies upon both asset managers and commodities brokers to recommend the ALPHA Fund to potential new investors. Because the ALPHA Fund has experienced a certain amount of positive exposure in various reports which are read by asset managers and commodities brokers, the ALPHA Fund has received a number of referrals. Lind Waldock is responsible for some of these referrals which have resulted in ALPHA Fund new limited partners equaling approximately 15% of the ALPHA Fund's new business since inception.

Status of Any Publicly Announced New Product or Service
-------------------------------------------------------

     On January 13, 2000, the Company formed a wholly owned subsidiary, Frontline Investment Management, Inc, a Florida Corporation ("Frontline") which was formed to diversify the Company's fund management services. The Company intends to utilize Frontline to establish a "multi-advisor hedge fund" in the near future. The Company will retain the services of a consultant, Mr. William Hayworth Hurlin, who is experienced in hedge fund management, to advise and assist the Company on the new fund's management. Mr. Hurlin will likely be compensated on a performance basis although no agreement with Mr.Hurlin has yet been entered into.

Competitive Business Conditions/Competitive Position
in the Industry/Methods of Competition
---------------------------------------

     The business of managing investments is a highly competitive field and dominated by large professional firms, such as John Henry, Paul Tudor Jones, Dean Witter, and Prudential Securities. The ALPHA Fund competes for investors
who have a multitude of options and investment opportunities.   In addition,
investments are influenced by many factors beyond the Company's control no matter how attractive the product/service including interest rates, inflation, unemployment rates and the general condition of the economy. The Company faces extreme competition in trying to attract investors to the ALPHA Fund in its capacity as fund manager, and will also suffer intense competition in other funds it may elect to establish and manage. It hopes to compete through the following factors:

     1. RESULTS ORIENTATED MANAGEMENT OF ITS FUND. The Company believes its best method of competition is results, that is, managing a successful fund. The Company believes, to date, it has achieved success with the ALPHA FUND. The ALPHA Fund has seen a steady increase in funds under management; during 1998 only 72 of 10,165 mutual funds posted higher gains than the Company's
ALPHA Fund gains; during 1999 the ALPHA remained in the top 100 funds.     A
successful fund will help promote additional investment by current partners, attract new retail investors and institutional investors with less likelihood of partners requesting redemption of capital, and establish the Company's ability as a successful manager which will be useful when competing for investors in other funds it may establish.

     2. DISTINCTIVE APPROACH. The Company's approach to commodities investment has three unique factors: (i) it has courted the retail investor, a overlooked market for managed futures; (ii) it jumped right into a fund structure instead of the usual progression from managed accounts, because a fund can be managed more effectively; and (iii) it pursues a market neutral approach with a unique twist, a strategy usually associated with hedge funds, not managed futures.

     3. ADVANTAGES OF MANAGED FUTURES - The Company hopes to compete with other investment opportunities by attracting investors who wish to diversify investment portfolios and hedge against down markets. Traditional investments in stocks only appreciate in value if the underlying stock's value increases. If it diminishes, the investor will lose money. Because the ALPHA Fund invests exclusively in major stock indexes, and can be profitable by selling (shorting) the index, it can remain profitable even during market decline and an investor can profit in a down market. Because of this, the managed futures industry has grown and become more attractive to investors. The Company also believes that just as mutual funds have become more attractive to retail investors over the past 15 years, so the commodity futures industry is going
to develop.   In addition, because limited partners/investors have the ability to redeem interests monthly, they have a greater control over their risk on an individual basis and are able to limit their risk exposure to a degree consistent with their investment objectives.

     4. PROFESSIONAL/EXPERIENCED MANAGERS/PROPRIETARY TRADING TECHNIQUES - Pistor and Klaehre have combined experience of 30 years in the commodities and futures industry. Their proprietary trading techniques and investment strategies have demonstrated a certain amount of success in the limited time the ALPHA Fund has operated. The investment strategies include electronic analysis of the market data, use of sophisticated technical indicators, advanced software programs, and the use of hedging techniques such as straddles, spreads, butterflies, etc., to reduce risk. (See above under Principal Products or Services and Their Market, TRADING STRATEGY OF THE ALPHA FUND/ UNIQUE AND PROPRIETARY TRADING SYSTEM.)

     5. UNIQUE CHARACTERISTICS OF ALPHA FUND: The ALPHA Fund has the following characteristics which Management believes are unique in industry and have contributed to the success of the fund to date:(i) Low Minimum Investment
- Investors in the ALPHA Fund partnership interests pay only a low minimum investment of $20,000. The majority of managed funds for commodities and futures require investments of approximately $100,000 and up; (ii) Monthly Admission/Redemption - The ALPHA Fund will both admit new investment and allow for redemption of interest on a monthly basis unlike other funds which are often illiquid for a long period of time;(iii) Stop-Loss Exit Provision - should the assets of the ALPHA Fund fall below 50% of its beginning value, trading will be suspended and the fund will automatically dissolve in an attempt to limit the client's risk exposure; and (iv) General Partner
Maintains a Higher than Required Interest in the ALPHA Fund   to demonstrate
its faith in the ALPHA Fund, the Company keeps a larger than required interest in the ALPHA Fund equaling approximately 5% at December 31, 1999.

Dependence on a Few Major Customers
-----------------------------------


     The Company manages only one fund, the ALPHA Fund in which it also maintains an interest; it is, therefore, entirely dependent on its ability to successfully manage the ALPHA Fund to provide revenues.

Patents, Trademarks, Licenses, Franchises,
Concessions, Royalties Agreements, Labor Contracts
--------------------------------------------------

     The Company has no patents, franchises, concessions, royalty agreements, or labor contracts in effect. The Company is registered with the National Future's Association, and Klaehre, Pistor, Ruth Horn and Paul Olin are registered/licensed as Associated Persons of the Company with the NFA. (See Need for Government Approval below.)

  A trademark application has been filed for and approved for the name WINMAX.

Need for Government Approval
----------------------------

     In order to act as a fund manager, the Company is required by the Commodities Futures Trading Commission ("CTFC")to be registered as a Commodities Pool Operator ("CPO") and Commodity Trading Advisor ("CTA"). Application for registration with the CFTC and membership in the NFA were filed on January 8, 1997 and became effective on January 31, 1997. Any such registration will remain in effect so long as it is not revoked, terminated or suspended. The Company is required to keep its registration information on file with the NFA including prompt reporting of any changes or corrections. The Company is also a member of the Managed Funds Association ("MFA").

Effect of Existing or Probable Government Regulations
-----------------------------------------------------

     The commodities and futures business, as well as the sale of partnership interests, is highly regulated by both state and federal agencies. Some of the existing regulations which could have an impact on the Company include: (1) the Securities Act of 1933- which regulates the offer and sale of partnership interests in the ALPHA Fund; (2) the Delaware Corporation Laws, Limited Partnership Act- regulates the rules by which the ALPHA Fund is run, notwithstanding any regulations imposed under federal laws; (3) the rules and regulations of the various states in which the Company conducts business regarding offer and sale of limited partnerships in the various states in which the Company conducts business; and (4) the Commodities Exchange Act of 1974, Section 17, which regulates and governs the trading of commodities and commodity futures and futures contracts. In addition the Company is subject to rules and regulations promulgated under the Securities Act of 1933 regarding sales of its own securities and the Securities and Exchange Act of 1934 which imposes certain financial reporting obligations to which the Company will be subjected 60 days from the filing of this registration statement.

      The Company may be subject to certain provisions of Investment Company Act of 1940 and the Investment Advisor Act of 1940. Although the Company has determined that it does not operate as an investment company nor investment advisor, should it be determined that the Company operates as either of the foregoing, the 1940 Act(s)could impose numerous additional rules and regulations which the Company would be required to comply with including registration under one of the 1940 Acts.

     There are numerous regulatory agencies to administer these rules including, but not limited to, the Securities and Exchange Commission, the Commodities Futures Trading Commission, and the National Futures Association which requires that the ALPHA Fund offering memorandum disclosure be updated and reviewed every nine months. The Company, therefore, is burdened with numerous compliance requirements in the conduct of its business, including, in its capacity as general partner, regular full on-site audits for the ALPHA

Fund; annual audited financial statements for the ALPHA Fund submitted to the CFTC; and the registering/licensing of associated persons with NFA. If the Company fails to meet each of the applicable requirements of the various regulations, penalties could be imposed including the prohibition of Pistor and/or Klaehre to continue to serve in their various capacities with the Company or with the ALPHA Fund. If it determined that the Company is an investment company by definition or acts as an investment advisor, there are numerous other rules and regulations which the Company will be required to comply with. Compliance with the various regulations may be costly and complicated and the failure of the Company to do so could have a severe negative impact on the Company's business. In addition, principals of the Company, because it is a registered CTA and CPO are subjected to criminal background checks with their fingerprints registered with the Federal Bureau of Investigation.

     The Company estimates compliance with the various regulations cost the Company approximately $ 10,000 per year and consist of mainly legal and accounting costs associated with annual audits of the ALPHA Fund and keeping disclosure documentation current.

Research and Development Activities in the Past Two Years
---------------------------------------------------------

     The Company is conducting ongoing development of its business which includes continuous refinement of its trading system. It has spent approximately $12,000 in the past two years in the development of its business operations for that same time period. (See Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.)


Total Number of Employees
--------------------------

     The Company has two full-time employees, Ruth Horn and Ralph Pistor. Neither has a written employment agreement in effect and Pistor does not have an agreement in effect as to the amount of his compensation. Klaehre provides services to the Company on an as-needed basis.

Item 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview
--------

      The Company's revenues from operations are derived from its participation as general partner and manager of the ALPHA Fund and are substantially dependent upon achieving profits in its trading activities on the ALPHA Fund's behalf. Although the Company has achieved revenues in each of its last two fiscal years, the Company's has operated at a net loss both years. Management believes that pattern will shift as the Company increases the amount of funds under management and proportionately reduces its cost of those revenues.

Liquidity and Capital Resources
-------------------------------

REVENUES

     The Company has only a limited operating history and the revenues it has experienced may not continue. The Company has generated revenues from operations in each of the last two fiscal years: totaling $64,301 in 1998 and $166,587 in 1999. Such revenues reflect revenues derived from the Company's management of the ALPHA Fund and are comprised of: (1) INCENTIVE PAYMENTS OF 25% ON NEW PROFITS to the ALPHA Fund from each limited partner - "New Profit" is defined as the amount by which the amount of profit credited to a limited partners capital account at the end of a calendar month (before deduction of any incentive fee payable in respect to that month - The "Capital Account" is an account established for each limited partner to which is credited each limited partners initial contribution and is increased or decreased by the close of business on the last day of each month by the amount of additional contributions, allocation of profits, and incentive allocations; (2) A PORTION OF BROKERAGE COMMISSION - The ALPHA Fund charges a $25.00 turn around fee (in and out of one contract). The Company receives $14 of that fee; (3)ACCRUED INTEREST ON THE ALPHA FUND'S CAPITAL ASSETS - estimated at approximately 5% of the ALPHA Fund's total assets annually; and (4) PARTNERSHIP ALLOCATIONS - Net income is allocated to the Company on a pro-rata monthly basis based upon its percentage ownership in the ALPHA Fund at the beginning of the month. The Company currently owns 5% of the ALPHA Fund.

     During 1999 commission and incentive revenues to the Company equaled $133,831 and interest revenues equaled $32,756. Revenues increased mostly due to the amount of funds the Company has under management which were $281,554 at the beginning of 1998 and rose to $664,240 at the end of 1998; during 1999 the amount of funds under management increased to $2,024,574. Although net performance on the ALPHA Fund was higher at 34% during 1998, as opposed to approximately 10.6% in 1999, and resulted in proportionately higher revenues from incentive payments to the Company during the 1998, the substantial increase in total amount of funds under management provided an overall revenue increase to the Company during 1999. This also resulted in increased interest income derived from the ALPHA Fund which equaled $32,756 during 1999 as compared to $12,485 in 1998. Management expects that revenues will continue to increase as the amount of funds under management increases. The Company has increased the amount of funds under management by approximately 300% annually over the last two years and intends to continue admitting qualified clients into the ALPHA Fund. Percentage of revenues derived from each of the four sources will vary in accordance with numerous factors and will be closely related to the amount of net profits the Company can achieve in its trading activities. The Company believes that the 10.6% net profit to the ALPHA Fund achieved in 1999 was not indicative of its potential; it achieved net profits percentages of 24% and 34% respectively in 1997 and 1998 resulting in a 29% annual compounded return since inception although past performance is not indicative of future results. The Company's goal is to have $10,000,000 under Management by the end of 2000. The Company estimates it can expect approximately $95,000 in revenues for every $1,000,000 under management assuming a 10% annual return. A 20% annual return would provide approximately $130,000 in revenues to the Company for every $1,000,000 under management.

INVESTMENTS

     The Company also had an increase in assets during 1999. The Company's assets are mostly comprised of a limited amount of property and equipment, accounts receivable (from the ALPHA Fund), and its investment in the ALPHA Fund. In 1998, the Company's investment in the ALPHA Fund was $4,254; at December 31, 1999 that investment was $99,266 and accounted for the majority of the Company's assets at December 31, 1999 which equaled $107,367. The Company can redeem a portion of its investment, if necessary, so long as it maintains the minimum amount required under the Limited Partnership Agreement. The Company withdrew $95,000 from the ALPHA Fund in 1999 to fund operations which offset its contributions to the ALPHA Fund in that same year of $183,600 resulting in cash flows from its investing activities of $88,600. A key component in the Company's profit potential is its re-investment into the ALPHA Fund of a portion of the profits and fees generated from the ALPHA Fund.

Currently the Company's investment equals 5% and the Company intends to maintain or increase such interest through retained earnings investment.

LIABILITIES/CONTINGENT LIABILITIES

     The Company has no long term liabilities and current liabilities of $5,646 the majority of which is attributable to accounts payable. As of December 31, 1999, the Company's principal commitments include lease payments on its current office space of $1,735 per month through October 31, 2000 with total future minimum lease payments of $17,350.

     The Company also entered a second lease in July of 1999 on office facilities for five years commencing in December of 1999. The lease provides for an initial base rent of $4,020 per month plus the Company's proportionate share of operating expenses with yearly increases in the monthly payments.
The Company has elected to default on the lease and has lost its down payment of $5,000. The Company does not know if the landlord will seek to enforce the terms of the new lease. If the new lease is enforced, the Company could be liable for an amount up to the total of initial base rent adjusted as provided for in the lease, and its proportionate share of the operating expenses. The Company has been informed by the its "new" landlord that the space has been rented to another business.

     The Company has offered to repurchase 100,000 shares of its common stock from Mr. Joseph Robe for $30,000. The offer is part of a termination of a consulting agreement between Mr. Robe and the Company for an alleged breach of the Agreement by the consultant. Upon Mr. Robe's acceptance of the offer, the Company will pay him $30,000 and the subject shares will be returned to the treasury.

FINANCING ACTIVITIES

     The Company has suffered a net loss in each of the last two years. The Company has funded its losses partially through revenues, cash flows from investing activities in 1999, and partly through financing activities comprised of sales of its common stock. During 1998, the Company received $33,500 for 114,000 shares of its common stock. During 1999, the Company sold a total of 2,260,000 of its unregistered common shares for proceeds to the Company of $245,875 including $65,000 in proceeds from an offering which commenced on November 1, 1999. During 2000, the Company completed the offering which commenced in November of 1999 with an additional $250,000 in proceeds to Company.

CASH REQUIREMENTS OVER THE NEXT YEAR

     The Company has estimated its cash requirements for day to day operations over the next 12 months to be approximately $ 212,300. Cash requirements include lease payments of $1,735 per month (or approximately $20,800 over the next 12 months); legal and accounting expenses (including those necessary to maintain compliance of the ALPHA Fund) estimated at $22,000 for legal and $26,000 for accounting; salaries of $96,000; automobile lease payments of $12,000 per year; telephone and data services of approximately $12,500; and postage, printing and miscellaneous other expenses for printing, mailing, etc. of approximately $23,000. These estimates do not reflect any unexpected expenses which may be incurred or additional investment in the ALPHA Fund made by the Company. The Company hopes to achieve sufficient revenues from the ALPHA Fund to satisfy its cash requirements; however, revenues are entirely dependent on the Company's ability to achieve increases in net assets of the ALPHA Fund and will also be a product of the amount of funds under Management. The Company has the option of withdrawing a portion of its assets to finance operations if necessary; however, it may choose to maintain its interest and seek other methods of financing either debt or equity to raise capital. It is estimated that the Company will compensate Pistor, who expends 100% of his time on the Company's business, approximately $50,000 during 2000, an amount similar to what he received in 1999; the Company's cash requirements reflect the inclusion of this estimated compensation although Pistor may not receive that amount. He also has the option of accruing or deferring any such compensation. These cash requirements do not include any compensation to Klaehre although the Company intends to compensate Klaehre in the future.

SEASONAL ASPECTS

     There are no seasonal aspects to the Company's business.

INFLATION

     Because inflation has an overall impact on major markets, it would influence the trading strategies of the Company's ALPHA Fund which, in turn, could affect the Company's ability to raise additional client funds. There is no direct effect of inflation on the Company's business.

Comparative- Years Ended December 31, 1999 and 1998
---------------------------------------------------

The following discussion addresses the Company's financial conditions and results of its operations.

     During 1999 the Company has a net loss of $165,804 compared with a net loss for 1998 of $58,398. The increase is mostly attributable to an increase in general and administrative expenses which nearly tripled between the two years. The Company's revenues, which more than doubled from $64,301 in 1998 to $166,587 in 1999, were not sufficient to provide for its general and administrative expenses. The increase in revenues is due to an increase in the amount of funds under the Company's Management which increased revenues from all three related sources: incentives and transaction fees revenues in 1999 were $133,831 in 1999 as opposed to $51,816 in 1998; and, interest on ALPHA Fund assets was $32,756 in 1999, 2.6 times higher than the $12,485 interest income of the prior year. The Company's equity in net income of the ALPHA Fund increased from $1,240 in 1998 to $6,412 in 1999 as a result of its overall increase in investment in the ALPHA Fund.

      The large increase in general and administrative expenses reflects a gearing up of the Company's business operations between the two years. The Company incurred approximately $75,000 in fees/salaries due to the hiring of Ms. Horn during 1999 and payment made to Pistor for services rendered to the Company with little compensation paid during 1998. During 1999, the Company also incurred substantially larger accounting fees and legal fees (a combined increase over last year of more than $43,000) as it began incurring expenses related to fund raising, and the filing of this registration statement, as well as other compliance matters; the increase also reflects the payment of a retainer to an attorney of $25,000 with no similar expense in 1998. The Company had $46,000 in consulting fees in 1999 which was a substantial increase over consulting fees paid in 1998 which were only $7,738. Several other general and administrative expenses reflected large increases in 1999 including printing, telephone, advertising, postage, travel expenses, licenses and dues, all related to a larger amount of funds under management as well as the Company's efforts to develop its business and position itself in the
industry.   Expenses which remained similar between the two years were mostly fixed expenses such as rent, internet connections, and the Company's data quotation service. The Company incurred an expense of $5,000 in 1999 associated with the lease of a second office space. The Company elected not to take the space and lost its deposit. Operating costs and expenses were 2.4 times more than revenues during 1998 and 2.5 times more than revenues in 1999. The Company expects its operating costs to continue to rise as its business grows and it has more funds under management although it hopes to decrease such costs as a percent of revenues during its next fiscal year.

     Until such time as the Company achieves $ 500,000 in revenues, it will likely continue operate at a loss.

Trends/Uncertainties/Risk Factors Affecting Continuing Operations
-----------------------------------------------------------------

     COMPANY'S LIMITED OPERATING HISTORY - The Company is a relatively new venture and lacks a significant operating history. The Company is faced with all of the problems inherent in a new business enterprise.

      COMPETITION - Substantial competition in the investment business exists and there can be no assurance that the Company will be able to successfully compete. Most of the Company's competitors have greater financial and marketing resources than the Company as well as more experience. (See this Part I, Item 1, BUSINESS OF THE REGISTRANT, Competitive Business Conditions/Competitive Position in the Industry/Methods of Competition.)

      UNCERTAINTY OF MARKET ACCEPTANCE/LACK OF DIVERSIFICATION - The Company's financial service products compete in a highly competitive market for investment opportunities. The Company's prospects for success depend on its ability to successfully manage and increase the net assets of the ALPHA Fund, attract new investors to the ALPHA Fund in its capacity as general partner, or organize other funds. Investors may be inhibited from doing business with the Company because of commitments to other products. In addition, commodities and futures are highly speculative investments and the Company could have difficulties in attracting investors or organizing additional funds. Currently, the Company offers only one service, that is its management of the ALPHA Fund. The Company, as the ALPHA Fund's general partner, is prohibited from utilizing general advertising and solicitation and must rely on reputation and performance to attract new investors. As a result, the demand and market acceptance for the Company's service is uncertain. (See Principal Products or Services and Their Markets and Distribution Methods of the Products or Service under this PART I, ITEM 1, BUSINESS OF THE REGISTRANT.)

     INVESTMENT RISKS - Investments in commodities futures is a highly speculative business and may result in losses. This may affect the ability of the Company to attract investors for its ALPHA Fund, and result in a loss of the Company's capital currently invested in it. As of this date, revenues to the Company are entirely dependent on the success of the ALPHA Fund although Management attempts to reduce investment risks through its trading strategies as the Commodity Pool Operator of the ALPHA Fund. Trading losses or lack of profits from the ALPHA Fund would have an material adverse effect on the Company. In addition, the Company itself is subject to the same investment risks as the limited partners in the ALPHA Fund, that is, the Company has ownership interests in the ALPHA Fund, which equaled 5% at December 31, 1999 or $99,266 which is higher than the amount required by its partnership agreement with the limited partners (1% of the aggregate capital contributions made by the limited partners or $200,000, which ever is less). The Company intends to maintain interest in the ALPHA Fund in excess of its required investment subjecting it to the same risks as its limited partners and intends to keep increasing its interest in the ALPHA Fund by depositing much of the revenues derived from the ALPHA Fund back into the fund. All of the Company's investment in the ALPHA Fund should be considered at risk.

      INVESTMENT RISKS SPECIFICALLY RELATED TO COMMODITIES. The following risks are specifically related to the Company's investment in the ALPHA Fund and to the Company's ability to generate revenues from new profits on the ALPHA Fund's assets:

          a. Commodities contract prices are highly volatile. Price movements for commodities contracts may be influenced by many factors including the changing supply and demand relationships, trade, fiscal and monetary and exchange control programs, and policies of governments, domestic, foreign political and economic events, changes in domestic or foreign interest rates and rates of inflation, currency devaluation, and re-evaluations and emotions of the market place in general. Governments from time to time intervene directly with markets by regulations in certain markets. Such intervention is often intended to influence prices directly.

          b. The low margin deposits normally required in commodity contact trading (typically between 2% and 25% of the value of the contract purchased or sold) permit an extremely high degree of leverage. Accordingly, a relatively small price movement in a contract can result in immediate and substantial losses to the investor. Like any other leveraged instrument, any trade could result in losses in excess of the amount invested.

          c. Most US commodity exchanges limit fluctuations in certain commodity interest contract prices during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits". During a single trading day, no trades may be executed at prices beyond daily limits. Once the price of a particular contract has increased or decreased by an amount equal to the daily limit, positions in the contract can neither be taken or liquidated unless traders are willing to effect trades at or within the limit. Contract prices have occasionally moved the daily limit for several consecutive days with little or not trading. Similar occurrences could prevent the Company, as general partner and fund trader, from liquidating unfavorable positions and subject the ALPHA Fund to substantial losses which could exceed the margin initially committed in the trade. Even if contract prices have not moved the daily limit, trades may not be able to be executed at favorable prices if little trading in the contracts involved is taking place.

          d. The CTFC and US exchanges have established limits referred to as "speculative position limits" or "position limits" generally on the maximum net long or net short (although some exchanges set such limits based upon the total or gross) speculative position which any person or group of persons may hold or control in particular commodity interests or contracts. In addition, the CTFC requires US exchanges to set position limits on all contracts that do not have such limits. The assets of the ALPHA Fund and all other accounts managed and controlled by the Company will be combined (aggregated) for position limit purposes. The Company believes that established position limits will not adversely affect its contemplated trading for the ALPHA Fund especially at this time when it is managing only the one fund. However, it is possible from time to time that the trading decisions of the Company as the general partner, may have to be modified and positions held or controlled by it may have to be liquidated in order to avoid exceeding applicable position limits. Such modifications or liquidation, if required, could adversely affect the performance of the ALPHA Fund. Because the Company manages only one fund, the risks involved in exceeding position limits is unlikely. It will be a factor however, when and if the Company establishes other pools.

          e. The ALPHA Fund's investment strategies require a liquid, properly functioning market. Under certain extraordinary circumstances, the liquidity of some trading instruments may be impaired because pricing mechanisms may not function properly. The ALPHA Fund could suffer substantial losses if the Company is forced to liquidate positions under such circumstances; the Company, as a result would see a loss of revenues.

          f. Each of the exchanges on which futures are traded and the CFTC typically have the right to suspend or limit trading in the contracts which each such exchange lists. Such suspension of limitation could render it impossible for the ALPHA Fund to liquidate its positions and thereby expose it to losses. Also, there is no guarantee that exchange and other secondary markets will always remain liquid enough for the Company to close out existing futures positions. It is also possible that an exchange or the CTFC could order immediate liquidation and settlement of a particular contract, or order that trading in a particular contract be conducted for liquidation only.

          g. The trading approach of the Company may not be successful and thereby may cause the ALPHA Fund to incur losses on the positions that it initiates.

       CONFLICTS OF INTEREST AND POTENTIAL CONFLICTS OF INTEREST - The Company is responsible for making all decisions for the ALPHA Fund including investment decisions. The Company is also free to manage accounts for other investors, investment vehicles, itself, its employees, its principals, and their respective families, and is free to trade on the basis of methods similar or identical to those it uses in its capacity as general partner to the ALPHA Fund. If the Company is making trading decisions for other accounts at or about the same time, including accounts in the name of the Company and/ or its principals, the Company may compete with the ALPHA Fund for the same or similar positions as its own account or the accounts of its principals, its employees or their respective families. The Company, as the general partner to the ALPHA Fund, is responsible to exercise good faith and fairness in all dealings affecting the ALPHA Fund. The Company, especially Klaehre, may run into conflicts of interest in the management of the ALPHA Fund and the management of other funds established and managed by the Company, if any, as well as other accounts he may manage. In addition, Klaehre and/or Pistor may elect to work for other corporations with the same or similar purposes. There is no agreement written or otherwise prohibiting the same. Additional conflicts of interest could arise should either of those individuals do so. There is no assurance that any conflict of interest that may arise will be resolved in favor of the Company.

      DEPENDENCE ON MANAGEMENT - The Company is highly dependent upon the services of Klaehre and Pistor, both of whom are officers and directors of the Company as well as majority stockholders. The Company, because its revenues are dependent on profits to the ALPHA Fund, is especially dependent on Klaehre
who is the principal trader for the ALPHA Fund.   Accordingly, the Company
would be adversely affected if the services of either person ceased to be available to the Company. Klaehre and Pistor have no employment contracts in effect with the Company; Klaehre currently receives no salary; nor does the Company have any key man insurance policies. (See this Part I, Item 5. DIRECTORS, EXECUTIVE, OFFICERS, PROMOTERS AND CONTROL PERSONS.)

      NEED FOR ADDITIONAL FINANCING - As of the present date, the Company has been able to support its operations through loans from principals during the first few months, profits and fees generated by the ALPHA Fund's activities, and through various private placements of its common stock. Proceeds from recent offerings, including a private placement which closed on February 18, 2000, have been utilized for general working capital and/or as additional contributions by the Company to the ALPHA Fund. There can be no assurance, however, that funds will be available to the Company when and as needed. The Company may be forced, at times, to redeem a portion its interest in the ALPHA Fund. Notwithstanding the Company's ability to withdraw a portion of its contributions to the ALPHA Fund, unless the Company is able to generate sufficient revenues to successfully develop and sustain its business operations, the survival of the Company will likely depend on additional financing. No assurance can be made that such financing would be available, and, if available, whether it would take the form of debt or equity financing. In either case, additional financing could have a negative impact on the Company's shareholders in the form of dilution.

     CONTROL BY CURRENT STOCKHOLDERS - Currently there are 9,215,000 common shares issued and outstanding, not including 185,000 shares subscribed for but unissued as of the date of this registration statement, (9,075,000 at December 31, 1999) with 5,410,000 shares, or 64.5%, owned by Management, sufficient to give them voting control of the Company. Since the Company's common stock does not have cumulative voting rights, they will be able to continue to determine and direct the affairs of the Company. (See This Part I, Item 4, SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.)

Item 3.     DESCRIPTION OF PROPERTY

     The Company owns no property and leases office space sufficient to conduct its day to day operations as well as the management of the Alpha Fund. Its office space is located at 429 Seabreeze Blvd., Fort Lauderdale, Florida 33316 and is approximately 1,000 square feet. The Company pays $1,735 per month for the space. The lease was entered into in October of 1998 for one year, but was extended for one additional year until October 31, 2000. The Company will stay at its present location for the foreseeable future and is in the process of renewing its lease with its present landlord.

     The Company entered into a lease on a second facility during July 1999 for a five year term commencing December 1999. The lease provided for an initial base rent of $4,020 per month plus the Company's proportionate share of operating expenses and annual adjustments to base rent. During December of 1999, the Company elected not to honor the terms of the lease and forfeited its $5,000 security deposit. (See Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, Contingent Liabilities.)

Item 4. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth the amount and nature of beneficial ownership of each person known to a beneficial owner of more than five percent of the issued and outstanding shares of the Company. The following information is based on 9,215,000 shares issued and outstanding as of February 17, 2000. (The issued and outstanding at that date does not reflect an additional 185,000 shares subscribed for but not yet issued.):

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
_____________________________________________________________________________
             Name and                Amount and
             Address of              Nature of
Title of     Beneficial              Beneficial    Percent
Class        Owner                   Ownership     Of Class
---------    -------------           -----------   ----------
Common       Ralph Pistor(1)          2,958,000     32.1%
             1156 S. Ocean Lane #203
             Fort Lauderdale FL 33301

Common       Igor A. Klaehre(1)       2,958,000     32.1%
             333 Sunset Dr. #303
             Fort Lauderdale
             FL 33301

Common       Mark Delott (2)            706,100      7.7%
             1946 Mansion Drive
             Fairfield IO 52556

Common       Robert Rein(3)             635,000      6.9%
             23439 Mirabella Circle
             Boca Raton FL 33433
_______________________________________________________________________
(1) Also an officer and director

(2) 500,000 shares are held in Mark Delott's record name with the balance held in a clearing house name.

(3) 350,000 shares are held in Robert Rein's record name with the balance held in a clearing house name.

     The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company. The following information is based on 9,215,000 shares issued and outstanding as of February 17, 2000. (The issued and outstanding shares at that date does not include 185,000 shares subscribed for but unissued.)

SECURITY OWNERSHIP OF MANAGEMENT
_____________________________________________________________________________
                                     Amount and
             Name and Address of     Nature of
Title of     Beneficial              Beneficial     Percent
Class        Owner                   Ownership      Of Class
--------     -------------------     -----------   ------------
Common       Ralph Pistor             2,958,000       32.1%
             1556 S. Ocean Dr. #303
             Fort Lauderdale FL 33301

Common       Igor A. Klaehre          2,958,000       32.1%
             333 Sunset Dr. #303
             Fort Lauderdale
             FL 33301

Common       Paul Olin                   25,000        0.3%
             763 Riford Rd
             Glen Ellyn, IL 60137

Officers & Directors as a group       5,941,000       64.5%
_____________________________________________________________________________

(1) None of the Company's officer or directors have any rights to acquire additional shares of the Company's common stock, beneficially or otherwise.

CHANGES IN CONTROL

      The Company has no arrangements which might result in a change in control of the Company.

Item 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

OFFICERS AND DIRECTORS

      The names and ages of all directors and executive officers of the Company, along with their respective positions, term of office and period such position(s) was held, is as follows:


Name                   Age      Position Held & Since(1)
--------------------   ---     ---------------------
Ralph Pistor(2)        44       President, Chief Operating Officer, Chief
                                Financial Officer, Treasurer, Chief Executive
                                Officer and Director since Oct. 1996

Igor A. Klaehre        50       Vice President, Director, Secretary
                                Since Oct. 1996

Paul Olin              43       Director since September 1999

(1) Each of the above individuals will serve in their respective capacities until the next annual meeting of the shareholders or until a successor is duly qualified and elected.

(2) Ralph Pistor is also the sole director and an officer of the Company's recently founded subsidiary, Frontline Investment Management, Inc.
------------------------

BIOGRAPHICAL INFORMATION ON OFFICERS AND DIRECTORS and KEY PERSONNEL

Igor A. Klaehre   Age 50.  Mr. Klaehre currently serves as Executive
Vice-President and a Director of the Company which he co-founded in 1996 with Mr. Pistor. He is currently the principal trader for the ALPHA Fund and is responsible for all trading decisions and supervises all persons so engaged. From 1986 through 1991, he served as a member of the Kansas City Board of Trade in Kansas City, Missouri as a floor trader and options specialist. During this period he developed a proprietary trading approach which is now utilized by the ALPHA Fund and which he also utilized from 1991 to 1996 when he left the floor to trade various futures and options using his proprietary approach. From 1977 through 1986, Klaehre was employed by the brokerage firm of Bache, Halsey, Stuart and Frankfurt where he was an account executive. The firm merged with Prudential Securities and he was promoted to Senior Vice President/Investments for the Prudential's Frankfurt operation. Klaehre has a Bachelors of Arts degree in political science from Georgia University, Columbia College.

Ralph D. Pistor    Age 44.  Mr. Pistor is the President and a Director of the
Company which he co-founded in 1996 with Klaehre. He currently is responsible for overseeing all of its day to day operations. He is also the sole officer/director of Frontline Investment Management Inc., a Florida corporation founded on January 13, 2000 as a wholly owned subsidiary of the Company. In 1986, he founded and became President of Spectrum Diagnostics, Inc., a distributorship for medical instrumentation. From 1979 through 1985, he served as Vice President of General Signs Express Services, Inc. of Florida, a manufacturing firm using licensed technology from Europe. He attended Berlin University's program in international business law in 1975 and received a BA in International Business from Hamburg Trade College in 1978.

Paul Olin - Age 43, is currently a director of the Company. He recently served, until December of 1999, as President of Previsor Asset Management of Chicago formed for the purpose of consolidating several futures brokerage
firms and commodity trading advisors.   He was employed by Commodities
Corporation, a subsidiary of Goldman Sachs of Chicago, Illinois from 1994 through 1998 where he was Vice President, Portfolio Management and Manager Selection during 1997 and 1998, Associate VP, Trading Administration during 1997, and Assistant Vice President of Trading Development from 1994 through 1997. He has a Bachelors of Business Administration from Vanderbilt University.

Key Personnel
-------------

Ruth F. Horn - Age 48. Ms. Horn was hired by the Company in April of 1999 as Vice President of Sales and Marketing. From 1984 through 1997, when she returned to the managed futures industry, Ms. Horn worked as a lobbyist and fund raiser for political organizations and as a marketing consultant for financial and trading organizations. She worked as an intern under David Stockman at the Office of Management and Budget and was Assistant Treasurer for the 1984 Reagan/Bush campaign. Prior to that, from 1977 to 1981, Ms. Horn worked as a broker/trader for Sinclair & Company, a commodity trading and precious metal firm in New York City. She received her MBA from the University of Chicago in 1983.

FAMILY RELATIONSHIPS

     There are no familial relationships between the Company's officers and directors.

INVOLVEMENT IN OTHER PUBLIC COMPANIES.

     None of the Company's officers or directors are involved with any public companies which would considered "reporting companies".

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     To the knowledge of Management, during the past five years, no present or former director, executive officer, or person nominated to become a director or executive officer of the Company:

           (1) Filed a petition under federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

           (2) Was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

           (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting his/her involvement in any type of business, securities or banking activities;

           (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission, to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

Item 6.     EXECUTIVE COMPENSATION

      There are no employment agreements in effect, written, verbal or otherwise with members of management. Pistor and Klaehre have an understanding with the Company that they will in the future enter into employment agreements and/or some other compensatory arrangement with the Company at such time as it is determined that the Company has sufficient cash flows from operations to pay them. Because Klaehre and Pistor occupy two of the three positions on the Board of Directors, and also own a majority of the outstanding shares, they are in a position to determine their future compensation. During each of the last two years, the Company has compensated Pistor for services performed. (See "Summary Compensation Table", below.) He expends almost 100% of his time on the Company's business. Klaehre has received no compensation to date and serves the Company on an "as needed" basis.

     The following table sets forth certain information as to compensation received by the Company's Chief Executive Officer who is also a director of the Company and its President and Treasurer, as of December 31, 1999, 1998 and 1997.


                          SUMMARY COMPENSATION TABLE

                                                            Long Term Compensation
-------------------------------------------------------------------------------------------------
                          Annual Compensation           Awards                   Payouts
-------------------------------------------------------------------------------------------------
(a)                    (b)   (c)       (d)       (e)       (f)       (g)        (h)     (i)
                                                 Other                                  All
Name                                             Annual    Restricted                   Other
and                                              Compensa- Stock     Underlying LTIP    Compensa-
Principal                                        sation    Award     Options/   Payouts tion
Position               Year  Salary($) Bonus($)  ($)       ($)       SAR's(#)   ($)     ($)
-------------------------------------------------------------------------------------------------
Ralph D. Pistor(1)     1999   -0-        -0-     $47,089(2)    -0-     -0-       -0-     -0-
President, COO, CFO    1998   -0-        -0-     $24,000(2)(3) -0-     -0-       -0-     -0-
Treasurer, CEO         1997   -0-        -0-      -0-          -0-     -0-       -0-     -0-
Director
-------------------------------------------------------------------------------------------------

(1)  Pistor gets reimbursed for all out-of-pocket expenses and is allowed the use of a Company leased car.

(2)  Because there are no specific arrangements regarding compensation, Pistor's compensation is categorized as other annual compensation.

(3)  During 1998, Pistor accrued $24,000 in compensation which he contributed to the Company's capital during that year.  He did not receive equity in the Company for the contribution.

                                      29


(4)  Pistor will likely receive approximately $50,000 in 2000 although there is no written or verbal agreement regarding the same as of this date; and, he is in a position to control his compensation.


OPTIONS/SAR GRANTS

     There were no stock options or stock appreciation rights granted to any executive officer since its inception through present date.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END OPTION/SAR VALUE TABLE

     Not applicable.

LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not established committees of the Board of Directors. Mr. Olin received a one-time only grant of 25,000 shares of the Company's stock as a bonus for joining the Company's Board of Directors. (See Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, below.)

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     The Company has no written or verbal employment contracts in effect with any of the members of its Board of Directors or its executive officers nor are there any agreements or understandings with such persons regarding termination of employment or change-in-control arrangements. (See Item 7, below: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.)

Item 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the past years, the following transactions occurred or are proposed to occur between the Company and an officer or director, nominee for officer or director, security holder owning 5% or more of the Company's outstanding shares, or any member of the immediate family of the foregoing individuals:

     During 1998 the Company advanced $11,000 to an executive officer, Ralph Pistor, which was repaid to the Company during 1999. The executive officer was not charged interest.

     Both Pistor and Klaehre, currently serve the Company in various capacities as officers and Directors; Pistor is also the sole director of the Company's wholly owned subsidiary, Frontline. Klaehre, is the trader for the Company's ALPHA Fund and does not receive a salary, commission or otherwise. Any profits seen by the ALPHA Fund, and hence the Company's share of such profits, are largely the result of Klaehre's efforts. Pistor has received compensation in each of fiscal years 1998 and 1999 although he contributed his 1998 compensation to the Company's capital. In 1999, he received $47,089 for services performed. There is no employment agreement in effect with either of these officers. Because these gentlemen comprise 2/3 of the Board of

Directors and hold controlling interest in the Company, the possibility arises that the Company could be authorized to compensate one or both individuals for services performed or as incentive to perform. Such compensation would be based on numerous factors and could include, but not be limited to, restricted stock awards, salary and/or cash bonuses, stock options or stock appreciation rights, among other things, and could be substantial. The Company does not have any immediate plans or understandings with these individuals regarding any future compensation other than it will likely compensate Pistor during this fiscal year approximately the same amount as in 1999. Pistor, however, may defer any compensation the Company agrees to pay him.

     Mr. Paul Olin, received 25,000 shares of the Company's common stock as a bonus for joining the Company's Board of Directors. The shares were issued in January of 2000 at a deemed value of $1.00 per share, the same price paid by investors in a private placement being made at that time. The Company's stock in the over-the-counter market at the date of issuance was approximately $1.75 per share.

     Klaehre and Pistor owned a 3.04% position in the ALPHA Fund at December 31, 1999; the Company (in which Klaehre and Pistor own 64.2% of the outstanding shares) owned 5% of the pool as of December 31, 1999

     Mark Delott, an individual who own more than 5% of the Company's outstanding shares, received a total of $90,000 during 1999 and early 2000 for financial consulting services provided to the Company.

Item 8.   DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.001 par value per share and 1,000,000 shares of Preferred Stock, $1.00 par value per share.

COMMON STOCK

     The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the net assets of the Company, after payment of liabilities and Preferred Stock obligations which may be outstanding, available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings of shareholders. The outstanding shares of Common Stock are not subject to further call or
redemption and are fully paid non-assessable.     The Company, however,  does
not anticipate paying dividends on its Common Stock in the foreseeable future but plans to retain earnings, if any, for the operation and expansion of its business.

     There are no provisions in the Company's charter or bylaws which would delay, defer, or prevent a change in control of the Company.

PREFERRED STOCK

     The Company is authorized to issued up to 1,000,000 shares of preferred stock, par value $1.00 (the "Preferred Stock"). The Company has no Preferred Stock outstanding and has not established a class or series of any Preferred Stock with the rights and preferences associated therewith. The Board of

Directors is authorized and empowered to establish the rights and preferences a one or more series or class of the Preferred Stock. The Board of Directors does not need to seek shareholder approve regarding the establishment of such series of class of Preferred Shares.

NON-CUMULATIVE VOTING

     The holders of shares of Common Stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. Management currently owns 64.5% of the outstanding shares of the Company.

                                   PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

SHARE PRICE HISTORY

     The Company's common stock has been quoted on the OTCBB since May 2, 1997, Under the symbol of "WNMX". Prior to that date, no active market existed for the Company's Common Stock. The following table sets forth the high/low information of the Company's Common stock for the periods indicated. It should be understood that such over-the-counter quotations reflect inter-dealer prices without retail mark-up, markdown or commission.

Quarter Ended      High Bid     Low Bid
-------------      --------     -------

1999
----
December 31          $1.75      $1.0625
September 30         $1.625     $1.0313
June 30              $2.2188    $0.0700
March 31             $0.07      $0.0156

1998
December 31          $0.0313    $0.0156
September 30         $0.1875    $0.03125
June 30              $0.1875    $0.1876
March 31             $0.3125    $0.1875

     Although the Company's Common Stock is currently quoted on the OTCBB, in early 1999, the National Association of Securities Dealers Inc. amended its listing requirements to limit quotations on the OTCBB to securities of issuers that are current in their reports filed with the Securities and Exchange Commission and inhibits quotations by a member unless an issuer has made current filings. Companies trading on the OTCBB which are not "reporting Companies" received a phase in schedule to meet the new listing requirements. In order to be eligible to make current filings, the issuer must first register its securities pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's phase in date is May 1, 2000. If the Company fails to meet new listing requirements for its securities by May 1, 2000, it will be delisted from the OTCBB and the Company will no longer be able to effect trades in its securities on the OTCBB until it clears comments with the SEC and reapplies for listing.

HOLDERS

      As of February 17, 2000 there were 32 shareholders of record of the Company's common stock.

DIVIDENDS

      The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid or declared any dividends to date due to its present financial status. The Company does not anticipate paying dividends on its common stock in the foreseeable future but plans to retain earnings, if any, for the operation and expansion of its business. There are no restrictions that limit the ability to pay dividends on common equity or that are likely to limit the same in the near future.

Item 2.     LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party to a proceeding adverse to the Company nor do any of the foregoing individuals have a material interest in a proceeding adverse to the Company.

Item 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None

Item 4.     RECENT SALES OF UNREGISTERED SECURITIES

      The Company has issued the following unregistered common shares in the past three years.

     1. In August of 1997, 101,000 shares of the Company's common stock were issued to one shareholder upon exercise of 101,000 warrants for proceeds to the Company of $101,000. The warrants were initially issued to the shareholder as part of an offering by the Company which commenced in January of 1997 and closed on February 17, 1997 in which Company offered a total of 10,000 Units at $5.00 per Unit. Each Unit was comprised of 50 common shares and 95 warrants to purchase common stock. Warrants were exercisable at $1.00 and entitled the holder to one share of common stock upon exercise. The
warrants expired on January 31, 1999.    The Company relied upon the exemption
provided for under Regulation D, Rule 504 in the conduct of the initial offering as well as for the exercise of the 101,000 warrants. The Company believes it was entitled to rely upon the exemption because it was not a "reporting company", nor an investment company, and it was raising funds for a specific purpose, that is general working capital expenses, promotion and financial services related to its business plan. The offering was well with the exemption's proceeds limitation of $1,000,000.

     2. During August 1998, in connection with a consulting agreement, the Company issued 100,000 shares of restricted stock to Mr. Joe Robe for $30,000 in cash. The shares were issued in reliance upon Section 4(2) of the Act. The agreement was terminated in August of 1999 by the Company; the Company alleged various breaches of the consulting agreement by Mr. Robe. The Company offered to return the $30,000 paid by Mr. Robe in exchange for the return of his 100,000 shares. The issue is unresolved.

     3. During August 1998, the Company issued an additional 14,000 shares of its common stock to 3 individuals for cash at $0.25 per share for proceeds to the Company of $3,500. The foregoing issuance were made in reliance on
Section 4(2) of the 1933 Act as a "transaction not involving a public offering." The individuals were known to the Company and no commissions were paid.

     4. Between February of 1999 and May of 1999, the Company sold 2,005,000 shares to 11 individuals at prices between $.025 per share to $0.35 per share for proceeds to the Company of $114,375. The Company relied on the exemptions provided for under Section 4(2) and Rule 504 of the Act. The first two investors in the offering received unrestricted shares at $.05 per share and were completed prior to changes in Rule 504 which went into effect in early April of 1999. The changes in Rule 504 required one of the following: (a)that an offering made in reliance upon Rule 504 be registered in a state that requires registration in order for unrestricted securities to be issued, or,
(b) that an offering made in reliance on Rule 504 be conducted as a "private" offering under the same terms and conditions as Rules 505 and 506, except for specific disclosure requirements, with securities issued as restricted. The Company continued with the offering relying on the latter conditions with shares issued as restricted. The investors were not solicited by any general form of advertising, were all individuals known by or introduced to the Company, had a prior existing relationship with the Company or were existing shareholders. Offers and sales were made by management and no commissions were paid. All of the investors in the offering were "accredited" as defined under Rule 501 of Regulation D. The Company has integrated the offering with the transaction discussed under 5. below, and has "aggregated proceeds" for all issuances in a 12 month period made in reliance upon a Regulation D exemption for purposes of determining whether it meets the aggregate proceeds provision of Rule 504 of $1,000,000. The Company is within the proceeds limitation.

     5. On March 31, 1999, the Company issued warrants to purchase up to 265,000 shares of the Company's common stock to 5 individuals each of whom was an existing shareholder and who purchased stock in its 1999 - 504 offering. These warrants were exercisable at various prices ranging from $.35 to $1.00 per share depending on the date of exercise and expire on March 15, 2001. On July 22, 1999, four of the individuals exercised their warrants to purchase 190,000 shares of common stock at $0.35 each for proceeds to the Company of $66,500. Warrants to purchase 75,000 shares are currently outstanding in the name of one individual, and, may be exercised prior to March 15, 2000 for $.75 per share and subsequent to March 31, 2000 until expiration on March 15, 2001, for $1.00 par share. The transaction was done in reliance on Section 4(2) of the 1933 Act as a "transaction not involving a public offering." The Company notes that for purposes of maximum proceed determination, absent a safe harbor of a minimum of 6 months between offerings, offerings may be considered
"integrated".   The Company considers the exercise of warrants "integrated"
with the 504 offering referenced under Item 6, above. The Company remains well within its proceeds limitations of $1,000,000.

        6. In early November 1, 1999, the Company commenced an offering under the exemption provided for under Rule 506, for sale of up to 250,000 of its unregistered common shares, at an offering price of $1.00 per share. The offering closed on February 18, 2000 with a total of 315,000 shares sold to 10 individuals all of whom it considers "accredited" investors, for proceeds to the Company of $315,000. Of the 315,000 shares sold, 65,000 shares were sold to three individuals prior to the Company's year ended December 31, 1999, with remaining shares offered and sold during January and February of 2000. All of the proceeds will be used to increase the Company's position in the ALPHA Fund and for general working capital. Of the ten individuals who have purchased shares in the offering, one is a prior investor and the remaining were introduced to the Company by existing shareholders. No public solicitation was made and the investors were provided with an a private placement memorandum. Offers were made by members of management who were not paid a commission, and did not involve advertising or solicitation to the public. The Company believes the Regulation D, Rule 506 exemption was available to them because the Company met the safe harbor provisions of the Act (six months had passed since the completion of its last offering made in reliance upon Section 3(b) of the Act); it limited offers to "accredited" investors; it provided information to investors in a private placement memorandum which it believes meets disclosure requirements; it did not utilize any general solicitation and advertising; management used reasonable care to determine that purchasers would not be deemed "statutory underwriters"; and, the Company issued only "restricted" shares in the transaction.

     7. In January of 2000, the Company issued 50,000 shares to Timothy Elms for consulting services rendered. The shares were issued at a deemed value of $1.00 per share. The Company also issued 25,000 shares to Paul Olin as a one-time bonus for joining the Company's Board of Directors. The shares were issued at a deemed value of $1.00 per share. In each instance the shares were issued at the price being paid by investors in the private placement discussed under item 6, above. The shares issued in each of the foregoing transactions were issued in reliance upon Section 4(2) of the Act "as a transaction not involving a public offering."

Item 5.     INDEMNIFICATION OF OFFICERS AND DIRECTORS

    The statutes, charter provisions, by-laws, contracts or other arrangements under which any controlling person, director or officer of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such, are as follows:

A.    Indemnification provided by statute:

     Section 607.0850 of the Florida Statutes provides that

   (1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

   (2) A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

   (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

   (4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

       (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

       (b) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

       (c) By independent legal counsel:

          1. Selected by the board of directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or

          2. If a quorum of the directors cannot be obtained for paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

       (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

   (5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

   (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

   (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

      (a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

      (b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

      (c) In the case of a director, a circumstance under which the liability provisions of s. 607.0834 are applicable; or

      (d) Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

   (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

   (9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

      (a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

      (b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

      (c) The director, officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2), or subsection
(7).

B. Articles VI of the Company's Restated Articles of Incorporation provides that the Company's officers and directors shall be indemnified to the fullest extent provided for under the laws of the State of Florida. It further provides that no director of the Company have any personal liability to the Company or its stockholders for monetary damages for a breach of fiduciary duty arising out of any act or omission although the foregoing does not eliminate any liability of a directors for any breach of loyalty to the Company or its stockholders; for acts or omissions not in good faith which involve substantial misconduct or knowing violations of the law; the payment of dividends in violation of Florida law; or for any transaction from which the director derived personal profit.

C. The Company's bylaws do not provide for any general indemnification of officers of directors. Article XIV. EMERGENCY BYLAWS, paragraph 4 specifically authorizes the Company to indemnify members of emergency Boards of Directors who are authorized to use any means at their disposal to preserve and protect the assets of the corporation so long as such action in good
faith.    Article IV- OFFICERS, paragraph 10. authorizes the Board of
Directors of the Company, at their discretion, to require any officer or agent of the Company to provide a surety bond conditioned on faithful performance of their duties; the Board of Directors of the Company has not required any such surety from any officer or agent of the Company.

          As of the date hereof, the Company has no contracts in effect providing any indemnitee with any specific rights of indemnification although the Company's bylaws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnitee with specific rights of indemnification in addition to the rights provided in the Articles and Bylaws to the fullest extent provided under Florida law. The Company has no special insurance against liability although the Company's bylaws provide that the Company may, unless prohibited by Florida law, maintain such insurance.

         Indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing or otherwise. However, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   PART F/S

     The following financial statements are included herewith: the Company's audited financial statements for the year ended December 31, 1999.

                         INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Shareholders:
Winmax Trading Group, Inc.


We have audited the balance sheet of Winmax Trading Group, Inc. as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winmax Trading Group, Inc. as of December 31, 1999, and the results of its operations and its cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.



/s/ Stark Tinter & Associates

Stark Tinter & Associates, LLC
Certified Public Accountants

Denver, Colorado
January 26, 2000

                          Winmax Trading Group, Inc.
                                Balance Sheet
                              December 31, 1999

             Assets

Current assets
  Accounts receivable                                  $      7,381
                                                       -------------
Investments                                                  99,266
                                                       -------------
Property and equipment, net                                     720
                                                       -------------
                                                       $    107,367
                                                       =============

             Liabilities and Stockholders' Equity

Current liabilities
  Bank overdraft                                       $        696
  Accounts payable                                            4,950
                                                       -------------
                                                              5,646
                                                       -------------
Stockholders' equity
  Preferred stock, $1.00 par value,1,000,000 shares
    authorized, no shares issued or outstanding                   -
  Common stock, $.001 par value, 50,000,000 shares
    authorized, 9,075,000 shares issued and outstanding       9,075
  Additional paid-in capital                                455,200
  Accumulated deficit                                      (362,554)
                                                       -------------
                                                            101,721
                                                       -------------
                                                       $    107,367
                                                       =============



See the accompanying notes to financial statements.

                          Winmax Trading Group, Inc.
                           Statements of Operations
                    Years Ended December 31, 1998 and 1999



                                                       1998           1999
                                                  -------------- -------------

Revenue:
   Fees and commissions                           $      51,816  $    133,831
                                                  -------------- -------------
Operating Costs and Expenses:
   General and administrative                           123,939       338,803
                                                  -------------- -------------
(Loss) from operations                                  (72,123)     (204,972)

Other income:
  Equity in income of unconsolidated investees            1,240         6,412
  Interest income                                        12,485        32,756
                                                  -------------- -------------
Net (loss)                                        $     (58,398) $   (165,804)
                                                  ============== =============
Per Share Information:
Weighted average common shares outstanding            6,720,410     8,398,526
                                                  ============== =============
(Loss) per share - basic and fully diluted        $       (0.01) $      (0.02)
                                                  ============== =============


See the accompanying notes to the financial statements.

                          Winmax Trading group, Inc.
                      Statement of Stockholders' Equity
                    Years Ended December 31, 1998 and 1999



                                  Common Stock     Additional
                              -------------------- Paid in    Accumulated
                                Shares     Amount  Capital    Deficit      Total
                              ---------- --------- ---------- ----------- ------------
Balance December 31, 1997      6,701,000 $  6,701  $ 154,199  $ (138,352) $    22,548

Issuance of common stock
 for cash                        114,000      114     33,386           -       33,500

Contribution of officers
  salary                               -        -     24,000            -      24,000

Net loss for the year                  -        -          -     (58,398)     (58,398)
                              ---------- --------- ---------- ----------- ------------
Balance December 31, 1998      6,815,000    6,815    211,585    (196,750)      21,650

Shares issued pursuant to
 private placements for cash   2,070,000    2,070    177,305           -      179,375

Shares issued pursuant to the
 exercise of warrants
 for cash                        190,000      190     66,310           -       66,500

Net loss for the year                  -        -          -    (165,804)    (165,804)
                              ---------- --------- ---------- ----------- ------------
Balance, December 31, 1999     9,075,000 $  9,075  $ 455,200  $ (362,554) $   101,721
                              ========== ========= ========== =========== ============





See the accompanying notes to the financial statements.

                                      43

                          Winmax Trading Group, Inc.
                           Statements of Cash Flows
                    Years Ended December 31, 1998 and 1999

                                                        1998         1999
                                                   ------------- -------------
Net (loss)                                         $    (58,398) $   (165,804)
 Adjustments to reconcile net (loss) to net
  cash (used in) operating activities:
   Depreciation                                             870           870
   Officer's contribution of salary to capital           24,000             -
   Equity in income of unconsolidated investee           (1,240)       (6,412)
 Changes in assets and liabilities:
   Increase in accounts receivable                       (1,502)       (2,907)
   Decrease in receivables from officers                    431        11,000
   Increase in accounts payable                               -         4,950
                                                   ------------- -------------
     Total adjustments                                   22,559         7,501
                                                   ------------- -------------
  Net cash (used in) operating activities               (35,839)     (158,303)
                                                   ------------- -------------
Cash flows from investing activities:
  Increase in investment in partnership                       -      (183,600)
  Withdrawal of investment in partnership                     -        95,000
                                                   ------------- -------------
  Net cash (used in) investing activities                     -       (88,600)
                                                   ------------- -------------
Cash flows from financing activities:
  Increase in bank overdraft                                  -           696
  Common stock issued for cash                           33,500       245,875
                                                   ------------- -------------
  Net cash provided by financing activities              33,500       246,571
                                                   ------------- -------------
Increase (decrease) in cash and cash equivalents         (2,339)         (332)
Cash and cash equivalents, beginning of period            2,671           332
                                                   ------------- -------------
Cash and cash equivalents, end of period           $        332  $          -
                                                   ============= =============

Supplemental cash flow information:
   Cash paid for interest                          $          -  $          -
   Cash paid for income taxes                      $          -  $          -

Non cash investing and financing activities:
   Contribution of salary by an officer to
    the capital of the Company                     $     24,000  $          -




See the accompanying notes to the financial statements.

                          Winmax Trading Group, Inc.
                        Notes to Financial Statements
                              December 31, 1999


NOTE 1 - ACCOUNTING POLICIES
----------------------------

A. Organization

The Company was incorporated under the laws of the State of Florida on September 26, 1996. The Company is in the business of operating and managing an investment fund, the Winmax Alpha Fund Limited Partnership (Alpha), for which it is the general partner. The incentive fees, commissions and interest income derived from the operation and management of this fund account for substantially all of the Company's operating revenue.

The Winmax Alpha Fund Limited Partnership is a Delaware limited partnership formed to trade, invest in, buy, sell or otherwise acquire, hold or dispose of futures contracts, options on futures contracts, and all rights and interests pertaining thereto.

B. Equity method investments

The Company owns a 5% interest in Alpha. This investment is carried at cost, adjusted for the Company's proportionate share of the undistributed earnings or losses, because the Company exercises significant influence over the financial and operating activities of Alpha.

C. Revenue recognition

The Company's revenue consists primarily of commissions and incentive fees earned from operating and managing an investment fund. In addition, the Company earns interest income based upon the monthly balances of the fund. Revenues are recorded as earned.

D. Property and equipment

Property and equipment are recorded at cost. Depreciation is provided over estimated useful lives of the respective assets on a straight-line basis. Depreciation is calculated using the expected useful lives of the assets as follows:

     Furniture and office equipment     3 years

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

E. Cash and cash equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents.

                          Winmax Trading Group, Inc.
                        Notes to Financial Statements
                              December 31, 1999

F. Use of Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 1999. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, receivables and long term investments. Fair values were assumed to approximate carrying values for cash and receivables because they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. For long-term investments, fair values are based on the market value of the investment.

H. Impairment of long lived assets

Long lived assets and certain identifiable intangibles held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired.

I. Earnings per share

The Company follows Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During the periods presented common stock equivalents were not considered as their effect would be anti-dilutive.

J. Comprehensive income

The Company follows Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. For all periods presented, there were no differences between reported net income and comprehensive income.

K. Segment Reporting

The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About

                          Winmax Trading Group, Inc.
                        Notes to Financial Statements
                              December 31, 1999

Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

L. Income taxes

The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

M. Recent pronouncement

The FASB recently issued Statement No 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS No. 133 will be on the earnings and financial position of the Company.

NOTE 2 - PROPERTY AND EQUIPMENT
-------------------------------

Property and equipment consists of the following at December 31, 1999:

                          Winmax Trading Group, Inc.
                        Notes to Financial Statements
                              December 31, 1999

    Furniture and office equipment     $      2,605
    Less: accumulated depreciation            1,885
                                       ------------
                                       $        720
                                       ============

Depreciation expense was $870 for the years ended December 31, 1998 and 1999.

NOTE 3   EQUITY METHOD INVESTMENT
---------------------------------
The Company is the general partner of Alpha of which it owns approximately 5% at December 31, 1999. The Company's investment is being held for an indefinite period.

The Company's equity in the results of operations was $1,240 and $6,412 for the years ended December 31, 1998 and 1999.

A summary of the activity of the investment account is as follows:

    Balance January 1, 1998       $     3,014
    Equity in net income of Alpha       1,240
                                  ------------
    Balance December 31, 1998           4,254
    Investments                       183,600
    Withdrawals                       (95,000)
    Equity in net income of Alpha       6,412
                                  ------------
    Balance December 31, 1999     $    99,266
                                  ============

A condensed summary of the assets and liabilities and results of operations of Alpha is as follows:
                                     1998            1999
                                 -----------    ------------
    Total assets                 $  665,000     $  2,025,000
    Total liabilities                 2,000                -
                                 -----------    ------------
    Total partners' equity       $  663,000     $  2,025,000
                                 ===========    ============

    Total revenue                $  165,000     $    193,000
    Total expenses                   73,000          119,000
                                 -----------    ------------
    Net income                   $   92,000     $     74,000
                                 ===========    ============

NOTE 4 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

Operating Leases
-----------------

The Company currently leases its office facilities pursuant to a one year lease which included a one year renewal option. The current lease expires on October 31, 2000 and the current rent is $1,735 per month.

Rent expense was $15,922 and $27,938 in 1998 and 1999.

                         Winnmax Trading Group, Inc.
                        Notes to Financial Statements
                              December 31, 1999

Future minimum rentals are as follows:

       2000: $17,350

Other contingencies
-------------------

During August, 1999 the Company terminated an agreement with a former consultant for breach of the agreement by the consultant. The Company has offered to settle the dispute if the consultant returns 100,000 common shares purchased by him during August, 1998 in exchange for a payment by the Company of $30,000.

During July, 1999 the Company entered into a lease agreement for office facilities for a five year term commencing during December, 1999. The lease provides for an initial base rent of approximately $4,020 per month plus the Company's proportionate share of operating expenses. In addition, the lease provides for annual adjustments to the base rent.

During December, 1999 the Company elected not to honor the terms of the new lease and forfeited its $5,000 security deposit which has been charged to rent expense during 1999. The new landlord has not indicated whether it will seek to enforce the terms of the new lease. If the terms of the new lease were enforced the Company could be liable for an amount up to the total of initial base rent, adjusted as provided for in the lease and its proportionate share of the operating expenses as provided for in the lease.

NOTE 5   STOCKHOLDERS' EQUITY
-----------------------------

During August, 1998 the Company issued 114,000 shares of its $.001 par value common stock for cash aggregating $33,500.

During the year ended December 31, 1998 an officer agreed to contribute $24,000 in unpaid salary to the capital of the Company.

During the period from January, 1999 through October, 1999 the Company issued 2,005,000 shares of its $.001 par value common stock pursuant to private placements at prices ranging from $.025 to $.35 per share for cash aggregating $114,375. In addition, the purchasers of the common shares received 265,000 warrants to purchase common stock exercisable as follows:

   $ .35 per share if exercised before June 15, 1999
   $ .50 per share if exercised between June 16 and September 15, 1999
   $ .75 per share if exercised between September 16, 1999 and March 15, 2000 $1.00 per share if exercised after March 15, 2000

During July, 1999 the Company issued 190,000 shares of its $.001 par value common stock pursuant to the exercise of 190,000 of the above warrants for cash aggregating $66,500.

                          Winmax Trading Group, Inc.
                        Notes to Financial Statements
                              December 31, 1999

During November, 1999 the Company began offering pursuant to a private placement 250,000 shares of its $.001 par value common stock at $1 per share. During November, 1999 the Company issued 65,000 shares of its common stock for cash aggregating $65,000

Warrants
--------
As of December 31, 1999 the Company had warrants outstanding to purchase 75,000 shares of the Company's $.001 par value common stock at $.75 per share through March 15, 2000 and $1.00 per share thereafter. These warrants expire on March 15, 2001.

NOTE 6 - INCOME TAXES
--------------------
The provision for income taxes for the years presented has been computed in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. There are no material differences between financial statement income and taxable income.

The amounts shown for income taxes in the statements of operations differ from amounts that would be derived from computing income taxes at federal statutory rates. The following is a reconciliation of those differences.

   Tax at federal statutory rate          34%      34%
   Net operating loss                    (34)     (34)
                                     --------   ------
                                           -%       - %

The Company currently has net operating loss carryforwards aggregating approximately $362,000 which expire $138,000 in 2012, $58,000 in 2013 and
$166,000 in 2014. The deferred tax asset related to these carryforwards has been fully reserved.

NOTE 7   RELATED PARTY TRANSACTIONS
-----------------------------------
During the year ended December 31, 1998 an officer of the Company contributed $24,000 of unpaid salary to the capital of the Company (see Note 5).

During 1998 the Company made advances aggregating $11,000 to an officer. These advances were repaid in 1999.

NOTE 8   CONCENTRATIONS
------------------------
The Company derives substantially all of its revenue from the operation and management of Alpha. The following summarizes the revenue for 1998 and 1999.

                                 1998         1999
                               --------   ----------
         Fees and commissions  $ 51,816   $  133,831
         Interest income         12,485       32,756
                               --------   ----------
                               $ 64,301   $  166,587
                               ========   ==========

                          Winmax Trading Group, Inc.
                        Notes to Financial Statements
                              December 31, 1999

In addition, the balance of $7,381 included in accounts receivable at December 31, 1999 is due from Alpha.

                                   PART III

Item 1.     INDEX TO EXHIBITS

Exhibit
No.         Description
----        ------------

3.1.1      Articles of Incorporation of Winmax Trading Group, dated September
           26, 1996

3.1.2 Amendment to the Articles of Incorporation of Winmax Trading Group, Inc. dated January 27, 1997

3.1.3 Amendment to Articles of Incorporation of Winmax Trading Group, Inc., dated October 6, 1999

3.2       Bylaws of Winmax Trading Group, Inc., and Amendment.

10.1 Limited Partnership Agreement Between Winmax Trading Group as General Partner and the Limited Partners in the Winmax
          Alpha Fund Limited Partnership

10.2      Lease on principal office on Seabreeze Boulevard

21        Subsidiaries

27        Financial Data Schedule

99.1 Certificate of Incorporation of Winmax Alpha Fund Limited Partnership (as Winmax S&P 500 Fund Limited Partnership), with the Company as general partner, dated November 4, 1996

99.2      Certificate of name change of Winmax Alpha Fund Limited
          Partnership, (Amendment to Application of Limited Partnership for name change, filed on February 22, 1999)

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Registrant:

                                     WINMAX TRADING GROUP, INC.

Date: March 1, 2000        By:          /s/ Ralph D. Pistor
                                     -----------------------------
                                         Ralph D. Pistor
                                         President, Chief Operating Officer
                                         Chief Financial Officer, Treasurer
                                         Chief Executive Officer, and Director

                                      /s/Igor A. Klaehre
Date: March 1, 2000        By:      -------------------------------
                                         Igor A. Klaehre
                                         Secretary, Vice President and
                                         Director